

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2015

Steven L. Sample
Chief Executive Officer
Acacia Diversified Holdings, Inc.
3512 East Silver Springs Boulevard - #243
Ocala, FL 34470

>   **Re: Acacia Diversified Holdings, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 25, 2015**
>   **File No. 001-14088**

Dear Mr. Sample:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please provide us with analysis explaining why you were not required to file a preliminary proxy statement or a preliminary information statement relating to the corporate action reported on Form 8-K filed on July 16, 2015. We note that your insiders appear to own less than majority of outstanding shares, and therefore it is unclear how you obtained 68% of shareholder approval of the action. A solicitation of consents is subject to Regulation 14A and Schedule 14A. The definition of proxy, as set forth in Rule 14a-1(f), includes "every proxy, consent or authorization," and Rule 14a-2 states that Regulation 14A and Schedule 14A apply to every solicitation of a proxy. In addition Rule 14c-2 requires that in connection with the taking of corporate action by written

consent, a registrant must transmit an information statement to those security holders from whom consent was not solicited on behalf of the registrant.

2. With respect to potential merger transactions contemplated by Proposal 4, please explain how you intend to comply with Section 14(a) of the Securities Exchange Act of 1934, including as applicable Items 11, 13, or 14 of Schedule 14A, or please provide us your analysis as to why such items will not be implicated.

3. If a future merger transaction would have one of the effects described in Rule 13e-3(a)(3)(ii) please tell us whether you believe your solicitation for Proposal 4 would qualify as a transaction described in Rule 13e-3(a)(3)(i)(C) and would be considered a Rule 13e-3 transaction requiring compliance with that rule. In addition, please tell us how you would comply with Rule 13e-3 in such a case, including General Instruction D to Schedule 13E-3.

4. Please provide us your analysis as to how Proposal 4 complies with the Texas Business Code including, but not necessarily limited to, Texas Business Organizations Code Sections 21.457 and 21.365 including subparagraphs (a) of each section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Adam Tracy, Esq.
       Securities Compliance Group, Ltd.